

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2011

<u>Via E-Mail</u>
Timothy Vance
Chief Executive Officer
Data Call Technologies, Inc.
600 Kenrick, Suite B-12
Houston, Texas 77060

> **Re:    Data Call Technologies, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed December 1, 2011**
> **File No. 333-131948**

Dear Mr. Vance:

    We have reviewed your revised filing and your response letter dated December 1, 2011 and have the following comments.  References to prior comments refer to our letter dated November 18, 2011.

<u>General</u>

1.    We note your response to prior comment 1 and your statement that consenting shareholders had preexisting business or personal relationships with management. However, notwithstanding the foregoing, your response failed to describe the sequence of events through which the consents of these shareholders were obtained and did not provide an analysis as to whether such activities constitute a solicitation as defined in Exchange Act Rule 14a-1(1).  In this regard we note that a preexisting business or personal relationship with management is not alone sufficient grounds to conclude that a general solicitation has not occurred.  Accordingly, we reissue prior comment 1 and ask specifically that you tell us the sequence of events through which the consents of these shareholders were obtained, including who initially inquired about the voting intentions of the shareholders that consented to these actions.  Note that to the extent the persons identified by you are not officers, directors or otherwise affiliates of the company, it appears you may have engaged in a solicitation and you should file a preliminary proxy statement on Schedule 14A.

Please direct any questions or comments to Courtney Haseley, Staff Attorney, at (202) 551-3548 or, in her absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc:    <u>Via E-mail</u>
       James Ammons